Exhibit (e)(17)

3200 Walnut Street Boulder, Colorado 80301 Phone: 303-381-6600 Fax: 303-449-5376 www.arraybiopharma.com

June 24, 2019

Ron Squarer

Dear Ron,

Array BioPharma Inc., a Delaware Corporation (the “Company”) has approved the modification of the Employment Agreement between the Company and you dated as of April 26, 2012 (the “Employment Agreement”) and the Noncompete Agreement between the Company and you dated as of April 26, 2012 (the “Noncompete Agreement”) on the terms set forth in this letter agreement. Subject to Section 6 of this letter agreement:

1.	Severance. The first sentence of Section 5(e) of your Employment Agreement is hereby amended and restated to read as follows:

“(e)    If this Agreement is terminated by the Company (or deemed to be terminated by the Company) pursuant to Section 5(b) or 5(d), then, on the later of: (1) the date that is sixty (60) days following Employee’s termination; or, if applicable, (2) the first date such amount may be paid to Employee in order to comply with the requirements of Treas. Reg. § 1.409A-3(i)(2) (or any successor provision) issued under Section 409A of the Code (“Section 409A”), the Company shall: (i) pay as severance to Employee one year’s current base salary (provided that a termination by the Company pursuant to Section 5(d) resulting from a Change of Control defined in Section 5(f) shall cause the severance payment to be increased to two years’ current base salary) in a lump sum subject to all applicable deductions and withholdings; (ii) pay to Employee an amount equal to the target Performance Bonus for the year of termination (provided that a termination by the Company pursuant to Section 5(d) resulting from a Change of Control defined in Section 5(f) shall cause the payment contemplated by this (ii) to be increased to such target Performance Bonus multiplied by two); and (iii) pay to Employee a lump sum amount, which after the application of all deductions and withholdings, equals the total cost for continuation of the health insurance benefits for Employee and, if applicable, his eligible dependents under COBRA at substantially the same level of coverage in effect immediately preceding such termination for 24 months following the last day of the month in which the termination occurs. Solely for purposes of calculating the severance described in this Section 5(e), (x) Employee’s current base salary shall be $723,520 per year or, if higher, the annual base salary as increased after the Change of Control that is in effect at the time of Employee’s termination, and (y) Employee’s target

Performance Bonus amount shall be 70% of such current base salary or, if higher, the target bonus percentage of such current base salary as increased after the Change of Control that is in effect at the time of Employee’s termination.”

2.	Excise Tax Restoration Payment. Section 9 of your Employment Agreement is hereby amended and restated to read as follows:

“(a)    In the event that it is determined that any payment or distribution of any type to or for the benefit of Employee made by the Company, by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code) or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of an employment agreement or otherwise (the “Total Payments”), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), then the Company shall pay to Employee or the applicable taxing authority an additional payment (an “Excise Tax Restoration Payment”) in an amount that shall fund the payment by Employee of any Excise Tax on the Total Payments as well as all income taxes imposed on the Excise Tax Restoration Payment, any Excise Tax imposed on the Excise Tax Restoration Payment and any interest or penalties imposed with respect to taxes on the Excise Tax Restoration or any Excise Tax; provided, however, the amount of the Excise Tax Restoration Payment shall in no event exceed $15,500,000. The Excise Tax Restoration Payment will be paid to Employee or the applicable taxing authority as soon as practicable following the date that all applicable taxes, interest and penalties associated with the Total Payments and the Excise Tax Restoration Payment are remitted to the appropriate taxing authority or authorities, but in no event prior to the Closing (as defined in the letter agreement between the Company and Employee dated as of June 24, 2019) (nor shall any Excise Tax be remitted to any taxing authority prior to the Closing) or later than the last day of the year in which such remittance(s) is made. Notwithstanding any other provision of this Section 9, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for Employee’s benefit, all or any portion of the Excise Tax Restoration Payment, and Employee hereby consents to such withholding.

(b)    For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, Golden Parachute Tax Solutions LLC shall make all calculations and Morgan, Lewis and Bockius LLP shall make all legal determinations (the foregoing advisors, collectively, the “280G Counsel”). Prior to the payment date set forth in subsection (a) of this Section 9, the Company shall provide Employee with the 280G Counsel’s calculation of the amounts referred to in this Section 9(b) and such supporting materials as are reasonably necessary for Employee to evaluate the 280G Counsel’s calculation. The opinion and legal determinations of the 280G Counsel shall be binding and conclusive. Neither Employee nor the Company shall take a tax reporting position that is inconsistent with the determination of the 280G Counsel.

(c)    Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Excise Tax Restoration Payment or any additional amount in respect thereof. Such notification shall be given as soon as practicable, but no later than ten (10) business days after Employee is informed in writing of such claim. Employee shall not pay such claim and the Company shall control the defense of any such claims or disputes, bear all costs related to the defense thereof and, in accordance with subsection (d) of this Section 9, indemnify Employee for any taxes ultimately determined to be payable in respect of the Total Payments to the extent necessary to place Employee in the position contemplated by subsection (a) of this Section 9. As a condition to the foregoing, Employee shall (i) provide to the Company any information requested by the Company relating to such dispute, (ii) take such action in connection with contesting such dispute as the Company shall reasonably request from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, and (iii) cooperate with the Company in good faith in order effectively to defend such dispute. The Company’s control and payment of the associated costs of the contest shall be limited to issues with respect to which the Excise Tax Restoration Payment would be payable hereunder.

(d)    In the event that amounts are paid to Employee that are finally determined should not have been paid under this Section 9, Employee will repay to the Company, within five (5) business days following the date of such final determination, the portion of the Total Payments (if any) that should have been reduced plus any portion of the Excise Tax Restoration Payment that should not have been paid, plus interest on the amount of such repayment at 120% of the rate provided in Section 1274(b)(2)(B) of the Code; provided that with respect to any Excise Tax Restoration Payment remitted to the applicable tax authority, the repayment obligation shall be subject to the receipt by you of a refund from the Internal Revenue Service of such amounts and Employee’s maximum repayment obligation shall be the gross amount of such refund. In the event that it is finally determined that amounts that were not paid to Employee or the applicable taxing authority should have been paid under this Section 9, the Company shall make an additional payment in respect of such underpayment, plus interest on the amount of such repayment at 120% of the rate provided in Section 1274(b)(2)(B) of the Code (to the extent that such interest would not constitute an “excess parachute payment” within the meaning of Section 280G(b)(l) of the Code), within five (5) business days following the date of such final determination.

(e)    As a condition to Employee’s eligibility for the Excise Tax Restoration Payment, Employee shall cooperate with the Company in good faith in valuing, and the 280G Counsel shall take into account, to the maximum extent possible, the value of, services provided or to be provided by Employee (including without limitation, Employee’s agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant) before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of Section 280G of the Code), such that payments in respect of such services (or refraining from performing such services) may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of Section 280G of the Code and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of Section 280G of the Code in accordance with Q&A-5(a) of Section 280G of the Code.”

3.	Noncompetition Period.

(a)    Section 1(a) of your Noncompete Agreement is hereby amended and restated to read as follows:

“(a)    During the term of Employee’s employment with the Company and for a period of 24 months thereafter, Employee shall not, directly or indirectly own, manage, operate, control, be employed by, serve as a consultant to or otherwise participate in any business (a “Competitive Business”) involving the manufacturing, development and commercialization within the United States of (i) BRAF kinase inhibitors that selectively target BRAF V600E, or (ii) reversible, ATP-uncompetitive, allosteric inhibitors of mitogen-activated extracellular signal regulated kinase 1 (MEK1) and MEK2 activity for the treatment of cutaneous metastatic melanoma as first-line or second-line therapy, or colorectal cancer as a second-line or later round of therapy (each a “Product” and collectively “Products”); provided, however that (i) a Competitive Business shall not include Products that are expected to be used, or are used, as adjuvant (or add on) therapy to the Company’s Product that do not otherwise fall within this Section 1(a), (ii) Employee shall not be deemed in violation of this restriction to the extent he is employed by or consults with a company or business that generates less than 10% of its aggregate annual revenues from a Competitive Business at the time of initial employment or consultancy and (iii) Employee shall not be deemed in violation of this restriction to the extent he only owns a passive investment equity interest in a company engaged in a Competitive Business.”

(b)    If after the Closing you seek the Company’s view as to whether a particular opportunity would violate the noncompetition covenant set forth in your Noncompete Agreement (as modified by this Section 3 of the letter agreement), subject to your provision to the Company of sufficient information for the Company to assess the opportunity (including your proposed role and the business proposed to be undertaken), the Company shall provide you with its view as soon as reasonably practicable following its receipt of all relevant information. Your agreement to, and compliance with, the restrictive covenants set forth in your Noncompete Agreement (as modified by this Section 3 of the letter agreement) is a condition of your receipt of all compensation and benefits contemplated by this letter agreement (including the adjustment of the severance formula contemplated by Section 1 of this letter agreement and the Retention Award). Accordingly, you agree that, in the event of your violation of any such restrictive covenants, the Company and its Affiliates shall be entitled (without the necessity of any demonstrated economic loss or other actual damage) to (i) cease payment of the severance contemplated by Section 1 of this letter agreement and the Retention Award, (ii) your prompt return of any portion of such compensation previously paid or provided, and (iii) injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions), without posting a bond, in any court of competent jurisdiction in addition to any other legal or equitable remedies it may have.

4.

Retention Award. In connection with the Transaction, you shall be eligible to receive a cash retention award equal to $10,146,500 (the “Retention Award”), which shall vest (i) 25% at the Closing, (ii) 37.5% on the date that is six months after the Closing, and (iii) 37.5% on the date that is twelve months after the Closing, subject to your continued employment through such dates and your compliance with the terms and conditions herein. Notwithstanding the foregoing, in the event that your employment is terminated by the Company without “Cause,” due to death or “Disability,” or for “Good Reason” (each as defined on Exhibit A attached hereto) prior to the vesting of the Retention Award, the Retention Award shall fully vest on the date of such termination subject to your (or, if applicable, your estate’s) execution and nonrevocation of a general release of claims in a form that is acceptable to the Company. Vested amounts shall be paid within thirty (30) days following the applicable vesting date, and in the case of vesting due to a termination of employment, as soon as reasonably practicable following the effective date of the release of claims, provided that payment shall be made no later than sixty-five (65) days after the date of termination. You acknowledge that your eligibility for the Retention Award is in full satisfaction of any obligations that the Company or its Affiliates may have to pay or provide you with future equity awards of the Company, a transaction or retention bonus or any similar entitlements (in connection with the Transaction or otherwise), and that there are no other commitments, whether written or oral, with respect thereto.

5.

The intent of the parties is that payments and benefits under this letter agreement, your Employment Agreement, and any other plans or arrangements in which you participate (together, the “Arrangements”) comply with or be exempt from Section 409A of the Code, as amended and accompanying regulations and other binding guidance promulgated thereunder (“Section 409A”), and the provisions of the Arrangements will be administered, interpreted and construed accordingly. Any payments under the Arrangements that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purpose of Section 409A, each installment payment provided under the Arrangements shall be treated as a separate payment. Any payments to be made under the Arrangements upon a termination of employment shall only be made upon a “separation from service” under Section 409A. To the extent that any reimbursement of expenses or in-kind benefits constitutes “deferred compensation” under Section 409A, (i) such reimbursement or benefit will be provided no later than December 31 of the year following the year in which the expense was incurred; (ii) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year and (iii) the right to reimbursement of expenses or in-kind benefits may not be liquidated or exchanged for any other benefit. Notwithstanding any other provision of the Arrangements to the contrary, if you are considered a “specified employee” for purposes of Section 409A (as determined in accordance with the methodology established by the Company or its Affiliates as in effect on the date of termination), any payment under the Arrangements that constitutes nonqualified deferred compensation within the meaning of Section 409A that is otherwise due to you during the six-month period immediately following your separation from service (as determined in accordance with Section 409A) on account of your separation from service shall be accumulated and paid to you on the first business day of the seventh month following your separation from service (the “Delayed Payment Date”), to the extent necessary to prevent the imposition of tax penalties on you under Section 409A. If you die during the postponement period, the amounts and entitlements delayed on account of Section 409A shall be paid to the personal representative of your estate on the first to occur of the Delayed Payment Date or thirty (30) calendar days after the date of your death. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under the Arrangements comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

6.

The effectiveness of this letter agreement and the terms contained herein are subject to and conditioned upon the consummation of the transactions contemplated by the Agreement and Plan of Merger between the Company and Pfizer Inc. (the “Buyer”) dated as of June 14, 2019 (the “Transaction Agreement”) pursuant to which the Company will be acquired by the Buyer (the “Transaction”, the consummation of which shall be referred to as, the “Closing”). This letter agreement and the terms herein will be null and void and have no force or effect if your employment terminates prior to the Closing, the Closing does not occur or the Transaction Agreement is terminated in accordance with its terms.

7.

No provision of this letter agreement shall be altered, amended, revoked, or waived except by an instrument in writing signed by the party sought to be charged with such amendment, revocation or waiver.

8.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflicts of laws principles thereof, and you and the Company agree to exclusive jurisdiction in the state and federal courts in Colorado.

9.

As used in this letter agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this letter agreement by operation of law, or otherwise. As used in this letter agreement, the term “Affiliate” shall include any company controlled by, controlling or under common control with the Company.

[Signature Page Follows]

Sincerely,

Array BioPharma Inc.

By:	/s/ Jason Haddock
Name:	Jason Haddock
Title:	Chief Financial Officer

AGREED AND ACKNOWLEDGED:

/s/ Ron Squarer
Ron Squarer

[Signature Page to Letter Agreement]

Exhibit A

Definitions

Solely for purposes of Section 4 of this letter agreement:

“Cause” shall have the meaning set forth in your Employment Agreement.

“Disability” shall mean the Company or its Affiliates terminate your employment because you are prevented from performing your duties by reason of illness or incapacity for a continuous period of one-hundred-twenty (120) days. A period of illness or incapacity shall be deemed “continuous” notwithstanding your performance of your duties during such period for continuous periods of less than fifteen (15) days in duration.

“Good Reason” shall mean, without your consent, (a) a material reduction in your base salary, or (b) the employer requiring your primary office to be more than fifty (50) miles from its then current location. In order to terminate employment for Good Reason, you must provide written notice of your intention to terminate employment for Good Reason to the Company within sixty (60) days of having knowledge of the events giving rise to such good reason, which set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination for good reason. The Company shall have thirty (30) days from its receipt of such notice to remedy the condition (and if so remedied, Good Reason shall no longer exist with regard to such condition) and any date of termination for Good Reason shall not be more than one hundred and eighty (180) days after the Good Reason event.

A-1